Mail Stop 6010
Via Facsimile and U.S. Mail

July 3, 2007

Mr. Kevin R. Callahan
Chairman and Chief Executive Officer
Affirmative Insurance Holdings, Inc.
4450 Sojourn Drive, Suite 500
Addison, Texas 75001

> **Re: Affirmative Insurance Holdings, Inc.**
> **Form 10-K for fiscal year ended December 31, 2006**
> **File No. 000-50795**

Dear Mr. Callahan:

We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 56

1.   You do not appear to have discussed or quantified the variability implicit in your critical accounting estimates. In providing investors with a fuller understanding of the likelihood that materially different amounts would be reported under different conditions or using different assumptions, your disclosure should include quantification of the related variability in operating results that you expect to be reasonably likely to occur. Please describe in a disclosure-type format the expected uncertainties and variability implicit in your critical accounting estimates, other than those related to your reserving process which are addressed

in the following comments. Quantify the effect that changes in such estimates have had on your financial statements for each period presented and the effect that "reasonably likely" changes in these estimates may have on your financial statements in the future.

Reserving for unpaid losses and loss adjustment expenses, page 58

We believe your disclosure regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management's method for establishing the estimate; 2) whether and if so to what extent and why management has adjusted their assumptions used to determine the estimate from the assumptions used in the immediately preceding period and 3) the potential variability in the most recent estimate and the impact this variability may have on future reported results, financial condition and liquidity. Please keep these points in mind in providing us your responses to comments listed below.

2.   In calculating ultimate losses, you use "projections developed by our actuaries using analytical methodology commonly used in the property-casualty insurance industry." We believe that investors would benefit from a description of the methods and assumptions used to estimate your loss and loss adjustment expense reserves. Please provide in a disclosure-type format the following information.

- Describe the "analytical methodologies" (e.g. Bornhuetter-Ferguson) that are used to estimate your ultimate losses, distinguishing between methods used for recent and more mature accident years.
- Discuss and quantify your calculation of the IBNR reserve. For example, we understand that some companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and case reserves, but there may be other methods as well.
- Discuss the factors that you considered in evaluating the actuarial ranges and finalizing the "best estimate" of your loss reserves at December 31, 2006.
- Describe the extent of your procedures for determining reserve adequacy on both an annual and interim reporting basis.

3.   Your process for estimating loss reserves requires you to make assumptions regarding the "effect of inflation on medical hospitalization, material repair and replacement costs, general economic trends and the legal environment." Also, you "continue to see favorable frequency trends and moderating severity trends" and "periodically adjust losses and loss adjustment expense reserves for changes in product mix, underwriting standards, loss cost trends and other factors." Please

describe and quantify in a disclosure-type format those individual assumptions, such as claim frequency and severity that have materially affected your estimate of the reserve for losses and loss adjustment expenses. In addition, provide the following information.

- For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period.
- Explicitly identify and discuss key assumptions as of December 31, 2006 that are inconsistent with historical loss reserve development patterns. Explain your expected future loss emergence so that investors may understand why these new assumptions are now appropriate.

4. You do not appear to discuss or quantify the expected "reasonably likely" variability in your most recent estimate of losses and loss expenses. Please provide us in disclosure type format preferably in a tabular quantification the impact that "reasonably likely" changes in your key reserve assumptions may have on future reported results, financial position and liquidity. Explain why management believes the scenarios identified are "reasonably likely," particularly if the "reasonably likely" variation differs materially from actual variations experienced in recent years.

5. You appear not to explain the specific factors causing the favorable loss development during the past two years, which was material to your operating results. Please discuss and quantify in a disclosure-type format these factors, particularly the emerging loss development trends that have constituted the primary basis for revision of your key reserve assumptions. Include the following information.

- Identify changes in methods and/or key assumptions that you made in re-estimating the reserve since the previous reporting date.
- Identify the nature and timing of the change in estimate, explicitly identifying and describing in reasonable specificity the new events that occurred or additional information acquired since the last reporting date that led to the change in estimate.
- Ensure your disclosure clearly explains why recognition occurred in the periods that it did and why recognition was not required in earlier periods.
- Explain more specifically and quantify the factors supporting your disclosure that you "continue to see favorable frequency trends and moderating severity trends."

6. Each year, you engage "independent opining actuaries" to test reserve adequacy. This reference suggests to an investor that you are placing reliance on this actuarial firm, which we believe requires that you include the actuarial firm's name in the 1934 Act filing. Additionally, if your Form 10-K is incorporated by

reference into a 1933 Act registration statement, a consent from the "independent opining actuaries" must be provided in the 1933 Act registration statement. This comment also applies to your disclosure in the Form 10-Q for the quarterly period ended March 31, 2007 that you will be undertaking a valuation study with the assistance of an independent valuation specialist related to your acquisition of USAgencies. Please advise.

7.	Please discuss and quantify in a disclosure-type format the principal terms of your assumed reinsurance contracts, including exclusions, ceding company retention limits, specified maximum loss limits and cancellation provisions, distinguishing between treaties with VIG subsidiaries and other ceding companies.

8.	In determining your reserve for losses and loss adjustment expenses, you use "estimates received from ceding companies, reinsurers and insurance pools and associations." Please describe in a disclosure-type format how the risks arising from your reliance upon this third party-generated information affect your financial reporting. Quantify the historical and expected impact of variations from these estimates on your financial position and results of operations. Also, include following information:

- The time lag from when this information is reported to the cedant to when this information is reported to you and whether, how and to what extent this time lag effects your estimates;
- A description of the degree of variation in ceding company reserve practices, including the different actuarial methods and key assumptions used, and how you compensate for these variations;
- The process you perform to determine the accuracy and completeness of the information received from ceding companies;
- How you provide for these data limitations in your reserve estimation process, including related assumptions used to arrive at your best estimate and what specific factors led you to believe this amount is the most realistic;
- Quantification of the frequency and magnitude of re-estimation adjustments related to third party data for each period presented; and,
- The frequency and magnitude of disputes with ceding companies and the duration of your dispute resolution process.

Results of Operations, page 49

9.	Your net income before income taxes decreased from $41.5 million in 2004 to $7.3 million in 2006. This decrease appears to have resulted primarily from your strategy to significantly increase retention and restructure agency fees. Thus, commission income decreased from $126.7 million in 2004 to $60.1 million in 2006, which appears to have been the primary cause of the corresponding decrease in your net income before income taxes. We believe that your discussion and analysis of operating results could be improved to allow investors to better ascertain the likelihood that this recent operating performance is indicative of expected future operating performance. Please discuss and quantify in a disclosure-type format the financial objectives of your retention strategy and its expected continuing impact over time on your consolidated operating results.

Notes to Consolidated Financial Statements

Note 1. General, page 83

10.   You had 33 franchise store locations at December 31, 2006. Please discuss in disclosure-type format your accounting for these activities including the disclosures required by paragraphs 20 – 23 of SFAS 45.

Note 6. Reinsurance, page 96

11.   You completed several novation and commutation agreements in 2005. Please provide a discussion in a disclosure-type format of your accounting for these transactions and quantify the related impact on operating results for each period presented. Describe and quantify any novation and commutation activity reasonably likely to occur in future periods.

12.   You describe deposit accounting for reinsurance that fails to meet the risk transfer test as "the deposit liability should be adjusted based on the adjusted amount and timing of the cash flows" and "excess deposit liabilities are recorded as income based on a percentage of actual paid losses, if the estimated deposit liabilities are less than recorded liabilities." Please clarify in a disclosure-type format how you account for contracts as deposits that more explicitly follows the guidance in SOP 98-7, including the nature of the risk transferred under these reinsurance arrangements.   Include in your response the disclosures required by SOP 98-7.

*   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant